Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following summary description of the securities is not complete and is qualified in its entirety by reference to our articles of incorporation, as amended, our bylaws and applicable provisions of Colorado corporation law.

Our authorized capital stock consists of 110,000,000 shares of capital stock without par value, of which 100,000,000 shares are designated as common stock and 10,000,000 shares are designated as preferred stock.

Common Stock

The holders of the common stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our Board of Directors; (ii) are entitled to share ratably in all Encision assets available for distribution to holders of the common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders. All shares of the common stock now outstanding are fully paid and nonassessable.

The holders of common stock do not have cumulative voting rights, which means that the holders of more than 50 percent of such outstanding shares voting for the election of directors can elect all of our directors to be elected; if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

Under governing Colorado law and our Articles of Incorporation, no action by our shareholders is necessary, and only action of the Board of Directors is required, to authorize the issuance of any of the preferred stock. Our Board of Directors is empowered to establish and to designate the name of each class or series of the shares and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, our Board of Directors, without shareholder approval, may issue preferred stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the common stock.

The existence of preferred stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of common stock, to acquire control of us with a view to affecting a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of the preferred stock may deny shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of the common stock.

Advance Notice Provisions of Our Bylaws

Our bylaws contain advance notice procedures for stockholders to call a special meeting of stockholders, to make nominations of candidates for election as directors or to bring other business before the annual meeting of stockholders.